PFS Funds 1939 Friendship Drive, Suite C El Cajon, CA 92020 619-588-9700 fax 619-588-9701

October 18, 2013

Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington DC, 20549-4720

RE: PFS Funds (“Registrant”); File Nos. 333-94671 and 811-09781

Dear Ms. Fettig

     On September 20, 2013, you provided oral comments with respect to the Registrant’s annual reports and other filings. Please find below the Registrant’s responses to your comments. For your convenience, I have summarized your comments.

General Comments

1. Comment. Turquoise Select Opportunities Fund is shown as “Active” in the EDGAR system. Please update to “Inactive” if there are no additional filings related to this series

    Response. We have updated the Turquoise Select Opportunities Fund to “Inactive” in the EDGAR system.

2. Comment. Form N-PX filed on August 29, 2013 has a footnote that states the following “ENTERED VOTE ERRONOUSLY; SHOULD BE WITH MGMT.” Please provide an explanation.

    Response. The adviser to the Jacobs Broel Value Fund inadvertently voted “AGAINST” when it intended to vote “WITH MGMT.”

Financial Statement Comments

3. Comment. We suggest that you include the following language in each Fund’s N-CSR filing, similar to the disclosure for Wireless Fund. “The Fund's expense ratio for the period ended [______] can be found in the financial highlights included within this report.”

    Response. We will consider adding the disclosure in each Fund’s N-CSR filing.

Christina DiAngelo Fettig October 18, 2013 Page 2

4. Comment. We suggest that you include the following language for the “Hypothetical Example for Comparison Purposes” in the expense example for funds that invest in other investment companies. “Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect ……… and expenses of the Underlying Funds.

    Response. We will consider adding the disclosure requested for funds that invest in other investment companies.

5. Comment. For Outfitter Fund, the expense example ratio in the Semi-Annual Report is different than the expense example ratio used in the Annual Report. Please explain the difference.

    Response. A waiver was put into place effective June 18, 2012 through May 31, 2013 at 0.84% . Therefore, the ratios used in the examples were different.

6. Comment. For Wireless Fund, the expense example disclosure language should include a disclosure related to transaction fees since the Wireless Fund has an early redemption fee.

    Response. In future reports for Wireless Fund the expense example disclosure language will include a disclosure related to transaction fees.

7. Comment. In the Statement of Operations, for funds that invest in other investment companies, Regulation S-X, Article 6-08.8(b) states “Distributions of capital gains by other investment companies shall be shown separately under this caption.”

    Response. When there are distributions from capital gains by other investment companies, we will continue to include them separately under this caption. If there are no distributions by other investment companies there will be no disclosure under this caption.

8. Comment. In the Statement of Operations, some funds have dividends and interest together. Regulation S-X, Article 6-07.1 states “1. Investment income. State separately income from: (a) dividends; (b) interest on securities; and (c) other income.”

    Response. We will separate the components of income in future reports.

9. Comment. In the Statement of Changes in Net Assets with respect to HNP Growth and Preservation Fund, please confirm the Fund is in compliance with Section 19(a) of the 1940 Act for the Return of Capital. Does the Fund have a website where information is available?

    Response. In December 2012, at the time of the HNP Growth and Preservation Fund’s distribution to shareholders, the Fund reported that the entire distribution consisted of net investment income based on information available at the time. However, during the course of the

Christina DiAngelo Fettig October 18, 2013 Page 3

calculation of the Fund’s fiscal earnings and profits for the period ended May 31, 2013, it was discovered that a reclassification of distributions received from an underlying investment would be appropriate. It was determined that a portion of the distribution paid in December 2012 was in excess of earnings and profits and would therefore be considered a return of capital to the Fund’s shareholders. Since that time, shareholders of the Fund were provided updated information regarding the nature of the distribution and a report of organizational actions affecting basis of securities has been posted to the Fund’s website.

10. Comment. In the Notes to Financials, please confirm that there are no recoupment provisions for any of the Funds that have expense limitation agreements.

     Response. There are no recoupment provisions for the Funds that have expense limitation agreements.

11. Comment. In the Notes to Financials, please make sure that each Fund shows the tax characteristics of any distributions similar to what was shown in the Rocky Peak Small Cap Value Fund annual report.

     Response. We will make sure that each Fund shows the tax characteristics of any distributions similar to what was shown in the Rocky Peak Small Cap Value Fund annual report.

12. Comment. Please ensure that the disclosures of the terms of related party agreements in the financial statements agree to the agreements and prospectus disclosures.

     Response. We will review the disclosures of the terms of related party agreements in the financial statements to ensure that they agree with the agreements and prospectus disclosures.

13. Comment. When a fund has securities in more than one level of the fair value hierarchy in a broad categorization, the level of detail should match the schedule of investments. Refer to the Bretton Fund. The Bretton Fund has securities under the broad heading “Common Stocks” in Level 1 and Level 2. The Schedule of Investments further classifies investments by industry.

     Response. When a fund has securities in more than one level of fair value hierarchy in a broad categorization, the level of detail will be matched the schedule of investments.

Christina DiAngelo Fettig October 18, 2013 Page 4

The Registrant hereby acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2. Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________________________

     If you have any questions or additional comments, please call the undersigned at 619-588-9700 X101.

Best regards,

/s/ Jeffrey R. Provence Jeffrey R. Provence Chief Financial Officer, PFS Funds